WHEELTUG PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the nine months ending 31 December 2007

WHEELTUG PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 94119

PROFIT AND LOSS ACCOUNT

for the nine months ending 31 December 2007

	31 Dec 2007	31 Dec 2006
Expenditure	$	$
Administration fees	210,000	--
Development fees	145,380	--
Total Expenditures	355,380	--
Loss for the period	(355,380)	--
Accumulated loss brought forward	(193,105)	--
Accumulated loss carried forward	$ (548,485)	$ -

WHEELTUG PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 94119

BALANCE SHEET

As at 31 December 2007

	31 Dec 2007	31 Dec 2006
	$	$
Current Assets		
Debtors		
Due from Parent	--	69,333
Current Liabilities		
Creditors - amounts due within one year		
Due to Parent Company	(479,152)	--
Total Net Current Liabilities	(479,152)	--
Total Net Assets / (Liabilities)	$ (479,152)	$ 69,333
Capital and Reserves		
Called up Share Capital	69,333	69,333
Profit and Loss Account	(548,485)	--
Total Shareholders' Funds	$ (479,152)	$ 69,333
Number of shares in issue	6,933,348	6,933,348

Dated 10 March 2008

Luxell Technologies becomes risk-sharing partner to provide WheelTug electric wheel drive for 737NG and takes equity stake

By Mary Kirby

Canadian manufacturer Luxell Technologies has become a risk-sharing partner for WheelTug's electric wheel drive for Boeing 737NG ground manoeuvring, after agreeing to supply the cockpit controls interface kit and take an equity stake in the company after "timely" certification of the system.

Ontario-headquartered Luxell manufactures and licences flat-panel display technologies and equipment for the defence and avionics industries.

WheelTug's contract with Luxell is expected to last the lifetime of the WheelTug 737NG system. "The deal represents a part of our business strategy to expand into commercial avionics and demonstrate our display expertise to major players in that sector," says Luxell chief executive Jean-Louis Larmor.

If the arrangement proves successful, says WheelTug chief executive Isaiah Cox, Luxell will be WheelTug's "likely partner" to develop electric wheel drive systems for other aircraft types.

The partnership comes as WheelTug reveals it is in talks with other risk-sharing partners, covering the wire harness and inverters for the WheelTug system.

Patented motors developed by WheelTug's parent, European manufacturer Chorus Motors, will comprise the core of the system, which will be built into the hubs of aircraft nose-wheels and take power from the auxiliary power unit (APU). This will give aircraft full ground mobility - forward and reverse with steering - without using engines or external tugs. The first motor designed specifically for 737NG aircraft will be ready for testing in May.

WheelTug aims to secure supplemental type certification covering Boeing 737-600, -700, -800 and -900 aircraft. An FAA-approved project-specific certification plan (PSCP) has been tagged to be completed after deals with partners are in place. Although this plan delays the original strategy to have a PSCP in place this spring, it will not push back the entire certification programme, says Cox.

WheelTug has been testing the equipment with US launch customer Delta Air Lines, which since early 2007 has assisted with time, resources and aircraft. This type of assistance is "invaluable", says Cox. Delta may yet make a financial investment, but the carrier has "no financial incentive to exercise warrants until they come due", he says. Delta's TechOps maintenance, repair and overhaul division has first refusal on all installation and maintenance services within the USA once the system is certificated and deployed.

Last year, WheelTug also formed an alliance with a French group, Association pour le Développement Durable dans l'Aviation Civile (ADDAC), to develop and certify the WheelTug system for the Airbus A320 family.

"We are in discussions over a number of different aircraft, including the A320, regional jets and military aircraft," says Cox. "By the beginning of 2009, we'll be able to launch the second aircraft type, but it is equally likely to be a regional jet as it would be to be an A320." He notes that the system would be ideal for 757 manoeuvring.

Because engine taxiing is reduced, environmental benefits could include savings, through fuel cuts, in emissions such as CO_2 and NO_x.

For the system to be certified on any other aircraft type, says Cox, "we will at least have to have that level of assistance from an airline" as it has enjoyed with Delta. He declines to say whether WheelTug is in talks with Delta to provide the system for its regional jet fleet.

Later this summer, WheelTug intends to begin offering delivery slots to other customers. At that point, specifications will be clear "so an airline will know exactly what they're getting", says Cox.

END